SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MICRONET ENERTEC TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

595117102

(CUSIP Number)

June 21, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595117102	13G	Page 2 of 7

1.	Names of Reporting Persons David Lucatz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,234,200 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,234,200 shares of Common Stock
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,234,200 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ Excludes 350,000 shares of Common Stock issuable upon exercise of currently exercisable options
11.	Percent of Class Represented by Amount in Row (9) 13.49%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 595117102	13G	Page 3 of 7

1.	Names of Reporting Persons D.L. Capital Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,234,200 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,234,200 shares of Common Stock
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,234,200 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.49%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 595117102	13G	Page 4 of 7

Item 1(a).	Name of Issuer

Micronet Enertec Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

28 West Grand Avenue, Suite 3, Montvale, New Jersey 07645

Item 2(a).	Name of Person Filing

David Lucatz and D.L. Capital Ltd. (“DLC”) are referred to individually herein as a “Filing Person” and collectively as the “Filing Persons.” Mr. Lucatz is the controlling shareholder, Chief Executive Officer and Chairman of the Board of Directors of DLC and may be deemed to have beneficial ownership with respect to all shares held by DLC.

Item 2(b).	Address of Principal Offices or, if None, Residence

c/o Micronet Enertec Technologies, Inc.,

28 West Grand Avenue, Suite 3, Montvale, New Jersey 07645

Item 2(c).	Citizenship

Mr. Lucatz is a citizen of Israel. DLC is a corporation organized under the laws of the State of Israel.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number

595117102

Item 3.	If the statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 595117102	13G	Page 5 of 7

Item 4	Ownership

(a)	Amount beneficially owned:

DLC directly owns 1,234,200 shares of Common Stock

(b)	Percent of class:

13.49%, calculated based on the 9,144,465 shares of Common Stock of the Company outstanding as of March 31, 2018 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2018. Does not include 350,000 shares of Common Stock issuable upon exercise of currently exercisable options granted to David Lucatz.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

1,234,200 shares

(ii)	Shared power to vote or direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

1,234,200 shares*

(iv)	Shared power to dispose or to direct the disposition of:

0

* Excludes 350,000 shares of Common Stock issuable upon exercise of currently exercisable options

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

The shares of Common Stock beneficially owned by Mr. Lucatz are directly held by DLC.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 595117102	13G	Page 6 of 7

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2018

/s/ David Lucatz
David Lucatz

D.L. Capital Ltd.

/s/ David Lucatz
David Lucatz
Chief Executive Officer

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 595117102	13G	Page 7 of 7

EXHIBIT INDEX

Exhibit	Description
1	Exhibit 1 Joint Filing Agreement filed by and among the Reporting Persons, dated February 13, 2014 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on February 13, 2014.